GLG LIFE TECH CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For The Three Months Ended March 31, 2010

(Unaudited)

GLG LIFE TECH CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

		March 31, 2010	December 31, 2009
		(Unaudited)
	Note
ASSETS
Current Assets
Cash and cash equivalents		$12,806,670	$16,018,203
Accounts receivable	4	4,705,650	5,718,315
Taxes recoverable		6,243,093	5,130,359
Inventory	5	44,102,602	41,149,142
Prepaid expenses	6	13,687,900	8,578,097
		81,545,915	76,594,116

Property, Plant, and Equipment	7	104,723,213	108,311,690
Goodwill		7,628,813	7,859,523
Restricted Cash		10,005	10,003
Deferred Charges		89,144	94,867
Intangible Assets		36,009,108	36,715,455
		$230,006,198	$229,585,654

LIABILITIES
Current Liabilities
Short term loans	8	$45,147,900	$37,317,500
Accounts payable and accruals	9	21,729,432	25,382,988
Interest payable		588,115	268,912
Advances from customers	10	96,760	-
Due to related party	11	6,696,154	7,243,492
		74,258,361	70,212,892
Non-current bank loan	12	13,392,000	13,797,000
Future income taxes	16	1,041,771	733,203
		88,692,132	84,743,095

NON-CONTROLLING INTERESTS		12,169	23,243

SHAREHOLDERS' EQUITY
Share capital	15	135,414,962	134,812,115
Contributed surplus		15,023,612	14,909,708
Accumulated other comprehensive income		3,499,694	6,386,688
Deficit		(12,636,371)	(11,289,195)
		141,301,897	144,819,316
		$230,006,198	$229,585,654

Nature of Operations and Going Concern (Note 1)
Commitments (Note 17)
Subsequent Event (Note 19)

APPROVED ON BEHALF OF THE BOARD:

"Brian Palmieri"	Director
"Jinduo Zhang"	Director

See Accompanying Notes to the Consolidated Financial Statements

GLG LIFE TECH CORPORATION
Consolidated Statements of Operations and Comprehensive (Loss) Income
For the three months ended March 31,
(Expressed in Canadian Dollars)
(Unaudited)

	2010	2009
		Note 18

REVENUE	$8,209,114	$3,000,924

COST OF SALES	4,921,596	1,787,232

GROSS PROFIT	3,287,518	1,213,692

GENERAL AND ADMINISTRATIVE EXPENSES	2,921,912	2,544,851

INCOME (LOSS) BEFORE THE UNDERNOTED	365,606	(1,331,159)

OTHER INCOME (EXPENSES)
Interest expense	(1,092,014)	(260,325)
Interest income	21,498	16,063
Foreign exchange loss	(252,430)	(691,232)
	(1,322,946)	(935,494)

LOSS BEFORE INCOME TAXES AND NON-CONTROLLING INTERESTS	(957,340)	(2,266,653)

INCOME TAXES (EXPENSE) RECOVERY	(400,910)	724,952

LOSS BEFORE NON-CONTROLLING INTERESTS	(1,358,250)	(1,541,701)

NON-CONTROLLING INTERESTS	11,074	41,992

NET LOSS	(1,347,176)	(1,499,709)

DEFICIT, beginning of period	(11,289,195)	(12,047,214)

DEFICIT, end of period	(12,636,371)	(13,546,923)
LOSS PER SHARE
Basic and diluted	$(0.05)	$(0.08)

NET LOSS	(1,347,176)	(1,499,709)
OTHER COMPREHENSIVE (LOSS) INCOME
Unrealized (losses) gains on translation of self-sustaining operations	(2,886,994)	2,866,942

COMPREHENSIVE (LOSS) INCOME	(4,234,170)	1,367,233

Weighted Average Number of Shares Outstanding
Basic	25,417,723	19,629,916
Diluted	25,417,723	19,629,916

See Accompanying Notes to the Consolidated Financial Statements

GLG LIFE TECH CORPORATION
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)
(Unaudited)

	Share Capital			Contributed	Accumulated Other Comprehensive		Total Comprehensive
	Shares	Amount	Warrants	Surplus	Income ("AOCI")	Deficit	Income (Loss)
Balance, December 31, 2008	19,629,916	$93,355,149	$11,477,908	$3,347,623	$20,696,008	$(12,047,214)	$11,397,392

Common shares issued during the period:
AHTD intangible	1,093,750	8,312,500	-	-	-	-	-
Equity offering, net	4,168,750	29,452,656	-	-	-	-	-
Exercise of stock options	241,457	584,376	-	(293,376)	-	-	-
Restricted shares	283,850	485,407	-	-	-	-	-
Future income tax recovery related to share issuance costs	-	1,006,072	-	-	-	-	-
Stock-based compensation	-	1,615,955	-	377,553	-	-	-
Warrant expired	-	-	(11,477,908)	11,477,908	-	-	-
Change in foreign currency translation	-	-	-	-	(14,309,320)	-	(14,309,320)
Net income	-	-	-	-	-	758,019	758,019
Balance, December 31, 2009	25,417,723	$134,812,115	$-	$14,909,708	$6,386,688	$(11,289,195)	$(13,551,301)

Stock-based compensation	-	602,847	-	113,904	-	-	-
Change in foreign currency translation	-	-	-	-	(2,886,994)	-	(2,886,994)
Net income	-	-	-	-	-	(1,347,176)	(1,347,176)

Balance, March 31, 2010	25,417,723	$135,414,962	-	15,023,612	3,499,694	(12,636,371)	(4,234,170)

See Accompanying Notes to the Consolidated Financial Statements

GLG LIFE TECH CORPORATION
Consolidated Statements of Cash Flows
For the three months ended March 31,
(Expressed in Canadian Dollars)
(Unaudited)

		2010	2009
	Note
Cash provided by (used in)

Operating activities
Net loss		$(1,347,176)	$(1,499,709)
Items not affecting cash:
Stock-based compensation		716,751	501,392
Amortization of property, plant and equipment & intangibles		2,413,611	1,057,718
Provision on loan and receivables		9,000	-
Foreign exchange loss		235,024	691,232
Future income tax expense (recovery)		294,518	(735,418)
Non-controlling interests		(11,074)	(41,992)
		2,310,654	(26,777)

Changes in non-cash working capital items	14	(8,113,113)	(1,672,691)
Cash flow used by operating activities		(5,802,459)	(1,699,468)

Investing activities
Increase in short term investment		-	(7,017)
Purchase of property, plant and equipment		(5,864,568)	(4,445,730)
Cash flow used by investing activities		(5,864,568)	(4,452,747)

Financing activities
Issue of short term loans		9,138,000	6,867,000
Advance from a customer		94,955	356,959
Repayment of a related party loan		(305,640)	-
Cash flow from financing activities		8,927,315	7,223,959

Effect of foreign exchange rate changes on cash and cash equivalents		(471,821)	183,456

CHANGE IN CASH AND CASH EQUIVALENTS		(3,211,533)	1,255,200

CASH AND CASH EQUIVALENTS, beginning of period		16,018,203	7,362,671

CASH AND CASH EQUIVALENTS, end of period		$12,806,670	$8,617,871

See Accompanying Notes to the Consolidated Financial Statements
Supplemental Cash Flow Information – Note 13

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009

1.	NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated under the Companies Act (British Columbia) on June 5, 1998.  On March 14, 2007, the Company changed its name to GLG Life Tech Corporation (“GLG” or the “Company”).  The Company is a vertical integrated producer of high-grade stevia extract.  The operations include stevia seed breeding, propagation, growth and harvest, extraction, refining and formulation.  The Company’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “GLG” and on the NASDAQ Global Market under the symbol "GLGL".

These financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.  For the three months ended March 31, 2010, the Company incurred a net loss of $1,347,176. As at March 31, 2010, the Company had an accumulated deficit of $12,636,371 and working capital of $7,287,554. Cash outflow from operations was $5,802,459 and $1,699,468 for the three months ended March 31, 2010 and 2009 respectively.  The Company has been successful in raising equity financing in fiscal 2009, renewing short term loans and obtaining additional short term loans of $9,138,000 in the first quarter of the current fiscal year and plans to continue to renew these loans as they come due; however, if the Company is unable to refinance its credit facilities as they become due ($36,219,900 in 2010) the Company will require alternative forms of financing.  There can be no assurance the Company will be successful in this endeavour and these circumstances lead to substantial doubt about the ability of the Company to continue as a going concern.

These interim consolidated financial statements do not include the material adjustments that would be necessary should the Company be unable to continue as a going concern.  Such adjustments could be material.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements for the Company have been prepared using the same accounting policies disclosed in Note 2 to the 2009 annual audited consolidated financial statements of the Company.

In accordance with Canadian generally accepted accounting principles (“GAAP”), these interim financial statements do not include all of the financial statement disclosures required for annual financial statements and should be read in conjunction with the 2009 annual consolidated financial statements of the Company. In management’s opinion, the financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods presented.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009

3.	RECENT ACCOUNTING PRONOUNCEMENTS

(a)	Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which requires that all assets and liabilities of an acquired business be recorded at fair value at acquisition.  Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date.  The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011.

(b)  Consolidations

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements,” which will replace CICA section 1600 of the same name.  This guidance requires uniform accounting policies to be consistent throughout all consolidated entities and the difference between reporting dates of a parent and a subsidiary to be no longer than three months.  These are not explicitly required under the current standard. Section 1601 is effective for the Company on January 1, 2011 with early adoption permitted.  The Company is currently assessing the impact of the new standard on its financial statements.

(c)  Non-controlling Interest

In January 2009, the CICA issued Section 1602, “Non-controlling Interests,” (NCI) which will replace CICA Section 1600, “Consolidated Financial Statements.” Under this new guidance, when there is a change in control the previously held interest is revalued at fair value.  Currently a gain of control is accounted for using the purchase method and a loss of control is accounted for as a sale resulting in a gain or loss in earnings.  In addition, NCI can be in a deficit position because it is recorded at fair value.  Section 1602 is effective for the Company on January 1, 2011 with early adoption permitted.

Currently, NCI is recorded at the carrying amount and can only be in a deficit position if the NCI has an obligation to fund the losses.

4.	ACCOUNTS RECEIVABLE

	March 31, 2010	December 31, 2009
Accounts receivable	$4,773,008	$5,776,673
less allowance for doubtful accounts	(67,358)	(58,358)
	4,705,650	5,718,315

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009

5.	INVENTORY

For the three months ended March 31, 2010 and 2009, the amount of inventories charged to cost of sales was $4,191,877 and $1,497,390 respectively.  There was no write-down nor reversal of any write-down of inventories during the three months ended March 31, 2010 and 2009.  As at March 31, 2010, $nil (2009 - $602,449) of interest is capitalized as a cost of inventory.

	March 31, 2010	December 31, 2009
Raw material	$740,438	$9,203,227
Work in process	36,873,151	27,818,580
Finished goods	6,489,013	4,127,335
	$44,102,602	$41,149,142

6.	PREPAID EXPENSES

	March 31, 2010	December 31, 2009
Prepayment for raw material	$8,082,903	$4,283,150
Prepayment for construction and equipment	2,154,516	690,232
Insurance	82,129	54,802
Rent and deposits	2,235,330	2,405,663
Others	1,133,022	1,144,250
	$13,687,900	$8,578,097

7.	PROPERTY, PLANT AND EQUIPMENT

	March 31, 2010			December 31, 2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Ion exchange resin equipment	$14,592,303	$1,822,421	$12,769,881	$11,619,902	$1,652,031	$9,967,871
Manufacturing equipment and Biological assets	43,295,162	3,987,346	39,307,817	47,427,276	3,123,087	44,304,189
Buildings	48,480,853	1,859,293	46,621,560	46,897,089	1,339,877	45,557,212
Leasehold land use rights and construction in progress	5,119,780	-	5,119,780	5,943,154	-	5,943,154
Computer equipment and software	254,672	59,775	194,897	965,191	91,366	873,825
Motor vehicles and Furniture and fixture	831,130	121,852	709,278	1,723,031	57,592	1,665,439
	$112,573,900	$7,850,687	$104,723,213	$114,575,643	$6,263,953	$108,311,690

The leasehold represents land use rights for a term of 50 years.  Under the People’s Republic of China (“PRC”) law, land use rights can be revoked and the tenants can be forced to vacate at any time when re-development of the land is in the public interest.

Property, plant and equipment have been pledged as general collateral for the line of credit facilities available to the Chinese subsidiaries (Note 8).

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009

8.	SHORT TERM LOANS

As at March 31, 2010, the Company’s short term loans consisted of borrowings from two banks in China and from a private lender as follows:

Short term bank loans as at March 31, 2010

Loan amount in C$	Loan amount in RMB	Maturity Date	Interest rate per annum	Lender

$8,928,000	60,000,000	June 15, 2010	5.31%	Agricultural Bank of China
2,976,000	20,000,000	May 28, 2010	5.31%	Agricultural Bank of China
2,976,000	20,000,000	June 28, 2010	5.31%	Agricultural Bank of China
2,529,600	17,000,000	July 28, 2010	5.31%	Agricultural Bank of China
446,400	3,000,000	October 28, 2010	5.31%	Agricultural Bank of China
2,976,000	20,000,000	August 29, 2010	5.31%	Agricultural Bank of China
2,976,000	20,000,000	September 29, 2010	5.31%	Agricultural Bank of China
4,464,000	30,000,000	October 29, 2010	5.31%	Agricultural Bank of China
8,928,000	60,000,000	January 11, 2011	5.31%	Construction Bank of China
4,464,000	30,000,000	June 24, 2010	5.31%	Construction Bank of China
2,976,000	20,000,000	June 22, 2010	4.86%	Construction Bank of China

$44,640,000	300,000,000

The Company’s subsidiaries have been pledged as collateral for the short term bank loans.  Two pieces of land of two subsidiaries were also used as collateral for the above facilities.

Short term borrowing from a private lender as at March 31, 2010

Loan amount in C$	Loan amount in USD	Maturity Date	Interest rate per annum

507,900	500,000	October 9, 2010	8.00%

$507,900	500,000

9.	ACCOUNTS PAYABLE AND ACCRUALS

	March 31, 2010	December 31, 2009
Raw material	$1,145,103	$942,761
Construction and equipment	16,205,614	20,721,527
Trade payable	4,378,715	3,718,700

	$21,729,432	$25,382,988

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009

10.	ADVANCES FROM A CUSTOMER AND INTEREST PAYABLE

Advances from customers balance as at March 31, 2010 was related to deposits received from customers for stevia products and seedlings.

11.	RELATED PARTIES TRANSACTIONS AND BALANCES

In addition to the transactions disclosed elsewhere in these interim consolidated financial statements, the Company has executive and management service arrangements with Grand Leaf Group Ltd. (“Grand Leaf”), PALCO International Inc. (“PALCO”), GLG International Development Company (“GLG International”), AAFAB Corporation (“AAFAB”) and BISM Ltd. (“BISM”) for services provided by senior management and directors of the Company.

The amount of these transactions and outstanding balances as at March 31, 2010 are as follows:

a)
During the three months ended March 31, 2010, the Company paid or accrued consulting fees totaling $76,185 (March 31, 2009 - $94,598) in respect to Grand Leaf’s management agreement.  As at March 31, 2010, there was $76,185 (December 31, 2009 - $343,794) payable to Grand Leaf.

b)
During the three months ended March 31, 2010, the Company paid or accrued consulting fees of $41,902 (March 31, 2009 – $76,029) and $15,578 (March 31, 2009 – $18,670) to PALCO and AAFAB respectively.  As at March 31, 2010 there was $46,604 (December 31, 2009 - $4,702) payable to PALCO and $2,540 (December 31, 2009 – $nil) payable to AAFAB.

c)
During the three months ended March 31, 2010, the Company paid or accrued consulting fees totaling $16,902 (March 31, 2009 – $15,823) to BISM.  As at March 31, 2010 was $5,502 (December 31, 2009 – $19,545) payable to BISM.

d)
During the three months ended March 31, 2010, the Company paid or accrued management fees totaling $100,000 (March 31, 2009 - $92,027) to GLG International.  As at March 31, 2010 there was $100,000 (December 31, 2009 - $361,883) payable to GLG International.

In 2009, the Company obtained US $6,892,000 non-secured loans from the Company’s Chairman and Chief Executive Officer.  During the three months ended March 31, 2010, the Company repaid $305,640 (US$300,000) of the loan principal balance.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009

11.	RELATED PARTIES TRANSACTIONS AND BALANCES, Continued

The outstanding loan balance as at March 31, 2010 is as follows:

Loan amount in C$	Loan amount in US$	Maturity Date	Interest rate per annum

$1,726,860	$1,700,000	June 28, 2010	HSBC Bank Canada US Dollar prime rate + 3%
1,625,280	1,600,000	July 13, 2010	HSBC Bank Canada US Dollar prime rate + 3%
2,539,500	2,500,000	August 25, 2010	HSBC Bank Canada US Dollar prime rate + 3%
804,514	792,000	November 11, 2010	HSBC Bank Canada US Dollar prime rate + 3%

$6,696,154	$6,592,000

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.	NON-CURRENT BANK LOAN

Loan amount in C$	Loan amount in RMB	Maturity Date	Interest rate per annum	Lender

$8,928,000	60,000,000	June 23, 2011	5.40%	Construction Bank of China
4,464,000	30,000,000	June 29, 2011	5.40%	Agricultural Bank of China

$13,392,000	90,000,000

13.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended March 31,
	2010	2009

Interest paid	$899,209	$260,325

Decrease in accounts payable and accruals related to the purchase of property, plant and equipment	4,515,913	4,017,015

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009

14.	CHANGES IN NON-CASH WORKING CAPITAL

	Three Months Ended March 31,
	2010	2009

Changes in non-cash working capital

Accounts receivable	$895,001	$1,472,668
Taxes recoverable	(1,291,975)	(2,550,509)
Inventory	(4,052,739)	738,309
Prepaid expenses	(5,484,588)	(210,497)
Deferred charges	3,008	4,798
Accounts payable	1,356,073	(462,460)
Interest payable	462,107	-
Deferred revenue	-	(665,000)

	$(8,113,113)	$(1,672,691)

15.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the manufacturing and selling of a refined form of stevia and has operations in Canada and China.

March 31, 2010	Canada	China	Total

Property, Plant and Equipment	$565	$104,722,648	$104,723,213
Revenue	8,121,187	87,927	8,209,114

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009

16.	INCOME TAXES

a)	Future tax assets and liabilities

	March 31, 2010	December 31, 2009

Non-capital loss carry-forwards	$1,695,106	1,620,370
Pre-operating Costs	-	403,689
Cumulative eligible costs	249,010	249,010
Intangible assets	(3,541,598)	(3,644,373)
Property, plant and equipment	(339,356)	(345,813)
Share issuance costs	982,227	1,064,920

	(954,611)	(652,196)
Less: valuation allowance	(87,160)	(81,007)
Future income tax asset (liability)	$(1,041,771)	(733,203)

b)    Effective tax rate
Income tax expense (recovery) differs from the amount that would be computed by applying the combined federal and provincial statutory income tax rate of 28.5% (2009 - 30%) to income before income taxes.  The reasons for the differences are as follows:

	March 31, 2010	March 31, 2009

Tax expense (recovery) at statutory rates	$(269,686)	$111,238
Increase (decrease) resulting from:
Permanent and other differences	434,573	1,989,961
Change in tax rates	2,768	(313,206)
Book to tax differences	-	(182,863)
Foreign rate differences	74,147	(284,290)
Withholding taxes	152,955
Expiry of prior year losses	-	166,829
Change in valuation allowance	6,153	(1,730,927)
	400,910	(243,259)

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009

16.	INCOME TAXES, Continued

c)	Canada and China income taxes

Provision for income taxes	March 31, 2010	March 31, 2009
Current tax expense
China	106,392	10,468

Future Tax expense (recovery)
Canada	471,954	32,184
China	(177,436)	(767,604)

Total	400,910	(724,952)

d)	Non-capital losses carry forward

$

2028	2,840,766
2029	174,885
2030	24,610

Total	3,040,261

The Company's Canadian parent and a subsidiary are subject to Canadian income taxes while the subsidiaries in China are subject to Chinese income taxes.  One of the subsidiaries is taxed at half of the 25% statutory rate in China for 2010.  Another Chinese subsidiary is fully exempted from Chinese income taxes indefinitely.

17.	COMMITMENTS

(a)
The Company has two 5-year operating leases with respect to land and production equipment at the Qingdao factory in China.  The leases expire in 2011, and the annual minimum lease payments are approximately $153,300 (RMB1,000,000).

(b)
The Company entered into a 30-year agreement with the Dongtai City Municipal Government, located in the Jiangsu Province of China, for approximately 50 acres of land for its seed base operation.  Rent of approximately $121,107 (RMB790,000) is paid every 10 years.

(c)	The Company entered into a new office lease with one year term commencing on May 1, 2009. Commitment for 2010 on this lease is $19,925.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009

17.	COMMITMENTS, Continued

The minimum operating lease payments related to the above are summarized as follows:

2010	$179,866
2011	153,300
2012	-
2013	-
2014	-
Thereafter	242,214
Total	$575,380

(d)
In April 2008, the Company signed a 20-year agreement with the government of Juancheng County in the Shandong Province of China, which gave the Company exclusive rights to build and operate a stevia processing factory as well as the exclusive right to purchase high quality stevia leaf grown in that region.  The agreement requires the Company to make a total investment in the Juancheng region of US $60,000,000 over the course of the 20-year agreement to retain its exclusive rights.  As of March 31, 2010, the Company has not made any investment in the region.

(e)
In 2009, the Company signed two Construction Agreements with the construction company to build the waste water treatment facilities in two subsidiaries with a total consideration of $1.9 million.  The facilities are expected to be completed between May and June 2010.  As of March 31, 2010, the Company has paid $0.7 million.

18.	COMPARATIVE FIGURES

Certain of the prior periods’ comparative figures have been reclassified to conform to the current financial statement presentation.

19.	SUBSEQUENT EVENT

In April 2010, the Company received $1,309,000 from the exercise of 1,090,834 stock options at $1.20.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009

20.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The effect of the material measurement differences between general accepted accounting principles in Canada and the United States on our net earnings is summarized as follows:

	Three Months Ended March 31,
(in Canadian Dollars)	2010	2009

Net loss under Canadian GAAP	$(1,347,176)	$(1,499,709)
Add (deduct)
Reversal of interest capitalized in cost of sales ( a )	-	381,814
Interest captialized ( a), ( b )	-	(428,899)
Amortization on property, plant and equipment ( b )	(90,027)	(21,266)

Net loss under US GAAP before comprehensive income adjustments	(1,437,203)	(1,568,060)

Other comprehensive (loss) income under Canadian GAAP	(2,886,994)	2,866,942

Other comprehensive (loss) income under US GAAP	(2,886,994)	2,866,942

Comprehensive (loss) income	$(4,324,197)	$1,298,882

Loss per share under US GAAP before comprehensive (loss) income adjustments
Basic and diluted	(0.06)	(0.08)

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009

20.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

Consolidated balance sheets under Canadian GAAP and US GAAP:

		March 31, 2010	March 31, 2010	December 31, 2009	December 31, 2009
		Canadian	U S	Canadian	U S
(In Canadian Dollars)		GAAP	GAAP	GAAP	GAAP
ASSETS
Current Assets
Cash and cash equivalents		$12,806,670	$12,806,670	$16,018,203	$16,018,203
Accounts receivable		4,705,650	4,705,650	5,718,315	5,718,315
Taxes recoverable		6,243,093	6,243,093	5,130,359	5,130,359
Inventory		44,102,602	44,102,602	41,149,142	41,149,142
Prepaid expenses		13,687,900	13,687,900	8,578,097	8,578,097
		81,545,915	81,545,915	76,594,116	76,594,116
Property, Plant, and Equipment	( b )	104,723,213	109,054,793	108,311,690	87,020,317
Goodwill		7,628,813	7,628,813	7,859,523	7,587,798
Restricted Cash		10,005	10,005	10,003	100,710
Deferred Charges		89,144	89,144	94,867	125,261
Intangible Assets		36,009,108	36,009,108	36,715,455	30,793,314
TOTAL ASSETS		$230,006,198	$234,337,778	$229,585,654	$202,221,516

LIABILITIES
Current Liabilities
Short term loans		45,147,900	45,147,900	37,317,500	37,317,500
Accounts payable and accruals		21,729,432	21,729,432	25,382,988	25,382,988
Interest payable		588,115	588,115	268,912	268,912
Advances from customers		96,760	96,760	-	-
Due to related party		6,696,154	6,696,154	7,243,492	7,243,492
		74,258,361	74,258,361	70,212,892	70,212,892
Non-current bank loan		13,392,000	13,392,000	13,797,000.00	13,797,000.00
		87,650,361	87,650,361	84,009,892	84,009,892

Future income taxes		1,041,771	1,041,771	733,203	733,203
NON-CONTROLLING INTERESTS	( c )	12,169	-	23,243	-

SHAREHOLDERS' EQUITY
Share capital	( d )	135,414,962	134,818,246	134,812,115	134,869,181
Contributed surplus	( d )	15,023,612	16,452,942	14,909,708	16,339,037
Accumulated other comprehensive income		3,499,694	3,499,694	6,386,688	6,386,688
Deficit		(12,636,371)	(9,137,405)	(11,289,195)	(8,353,983)
		141,301,897	145,633,477	144,819,316	149,240,923
NON-CONTROLLING INTERESTS	( c )	-	12,169	-	23,243
TOTAL SHAREHOLDER'S EQUITY		141,301,897	145,645,646	144,819,316	149,264,166
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY		$230,006,198	$234,337,778	$229,585,654	$234,007,261

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009

20.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

The cumulative effect of these adjustments on the consolidated shareholders’ equity of the Company is as follows:

	Three Months Ended March 31,
(In Canadian Dollars)	2010	2009

Shareholders' equity based on Canadian GAAP	$141,301,897	$118,698,098
Reversal of interest capitalized in cost of sales (a)	1,125,721	(220,635)
Interest capitalized (a), (b)	2,675,929	173,550
Amortization of property, plant and equipment (b)	(302,684)	(21,266)
Non-controlling interest contributions ( c )	12,169	127,529
Equity portion of convertible debenture ( d )	832,614	-

Shareholders' equity based on US GAAP	145,645,646	118,757,276

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009

20.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

Consolidated statements of cash flows under US GAAP:

	Three Months Ended March 31,
	2010	2009
(In Canadian Dollars)	US GAAP	US GAAP

Cash provided by (used in)

Operating activities
Net loss	$(1,437,203)	$(1,568,060)
Items not affecting cash:
Stock-based compensation	716,751	501,392
Amortization of property, plant and equipment & intangibles	2,503,638	1,078,984
Provision on loan and receivables	9,000	-
Foreign exchange loss (gain)	235,024	691,232
Future income tax recovery	294,518	(735,418)
Changes in non-cash working capital items	(8,124,187)	(1,494,048)
Cash flow used by operating activities	(5,802,459)	(1,525,918)

Investing activities
Decrease (increase) in short term investment	-	(7,017)
Purchase of property, plant and equipment	(5,864,568)	(4,619,280)
Cash flow used by investing activities	(5,864,568)	(4,626,297)
Financing activities
Issue of loans	9,138,000	6,867,000
Increase in advance from a customer	94,955	356,959
Advances from related parties	(305,640)	-
Cash flow from financing activities	8,927,315	7,223,959

Effect of foreign exchange rate changes on cash and cash equivalents	(471,821)	183,456

CHANGE IN CASH AND CASH EQUIVALENTS	(3,211,533)	1,255,200

CASH AND CASH EQUIVALENTS, beginning of period	16,018,203	7,362,671

CASH AND CASH EQUIVALENTS, end of period	$12,806,670	$8,617,871

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009

20.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:

(a)
The Company capitalized interest costs for routine inventories produced in large quantities on a repetitive basis for the year ended December 31 2009.  The Company also expensed such capitalized interest as costs of sales.  In accordance with U.S. GAAP ACS 835-20-15-6 interest costs are not capitalized for routine inventories produced in large quantities on a repetitive basis, and accordingly not included costs of sales.  As at March 31, 2010, these adjustments resulted a decrease in inventory of $nil (December 31, 2009 - $nil) and a decrease in cost of sales for the three months ended March 31, 2010 of $nil (March 31, 2009 - $381,814) and an increase in interest expense for the three months ended March 31, 2010 of $nil (March 31, 2009 - $602,449).

(b)
In accordance with U.S. GAAP under ACS 835-20, interest costs, including interest and accretion on convertible instrument, are capitalized as part of the historical cost of acquiring certain qualifying assets, which require a period of time to prepare for their intended use.  Capitalization is not required under Canadian GAAP, resulting in an increase in property, plant and equipment as at March 31, 2010 amounted to $$4,421,607 (December 31, 2009 - $4,421,607), an increase in amortization expense for the three months ended March 31, 2010 of $90,027 (March 31, 2009 - $21,266) and a decrease in interest expense for the three months ended March 31, 2010 of $nil (March 31, 2009 - $173,550).

(c)
In accordance with U.S. GAAP under ACS 810-10, Non-controlling Interests in Consolidated Financial Statements, which establishes requirements for ownership interests in subsidiaries held by parties other than the Company to be clearly identified, presented, and disclosed in the consolidated statement of financial position within equity, but separate from the parent’s equity.  All changes in the parent’s ownership interests are required to be accounted for consistently as equity transactions and any non-controlling equity investments in unconsolidated subsidiaries must be measured initially at fair value.  The Company has applied the presentation resulting in a change in the financial statement presentation of its non-controlling interests.  The amount transfer to shareholders’ equity as at March 31, 2010 is $12,169 (December 31, 2009 - $23,243).

(d)
In accordance with Canadian GAAP, proceeds from the issuance of convertible loans and detachable warrants are allocated to long term convertible term loans and shareholders' equity, resulting in a debt discount that was amortized to interest expense over the term of the loans.  In accordance with U.S. GAAP ASC 470-20-25-2 through 25-3 and ASC 470-20-30-1 through 30-2, the proceeds from the issuance of convertible loans and detachable warrants are allocated to the warrants and convertible debt on a relative fair value basis.  As at March 31, 2010, the difference in allocation among convertible loans, detachable warrants, and the convertible loan’s equity component between U.S. GAAP and Canadian GAAP resulted in a net increase of the net income of $832,164  (December 31, 2009 - $832,614).

(e)	In accordance with Canadian GAAP, a subtotal is included in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2010 and 2009

20.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

Recent Accounting Pronouncements

In June 2009, the FASB issued a new standard under ASC No. 810-10, Consolidation which changes the consolidation model for VIE’S.  The revised model increases the qualitative analysis required when identifying which entity is the primary beneficiary that has (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or the right to receive benefits from the VIE.  The new standard eliminates the QSPE exemption, requires ongoing reconsideration of the primary beneficiary and amends the events which trigger reassessment of whether an entity is a VIE.  The new guidance is effective for annual and interim periods beginning after November 15, 2009.  The adoption of this standard did not have an impact on the Company’s consolidated financial statements.